SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          Cover-All Techologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   222892101
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                                 (CUSIP Number)

                              Russell Cleveland
                          8080 N. Central Expressway
                               Suite 210, LB-59
                               Dallas, TX  75206
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   12/31/2006
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 222892101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    US Special Opportunities Trust PLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    England and Wales
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        3,817,200

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         3,817,200

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(11) Aggregate amount beneficially owned by each reporting person.

     3,817,200
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     19.4%
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(14) Type of reporting person (see instructions).

     OO
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Page 2 of 7 Pages

CUSIP No. 222892101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    RENAISSANCE US GROWTH INVESTMENT TRUST PLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    ENGLAND AND WALES
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        3,817,200

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         3,817,200

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(11) Aggregate amount beneficially owned by each reporting person.

     3,817,200
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     19.4%
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(14) Type of reporting person (see instructions).

     OO
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Page 3 of 7 Pages

CUSIP No. 222892101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    RENN Capital Group, Inc.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    TEXAS
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        7,634,400

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         7,634,400

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(11) Aggregate amount beneficially owned by each reporting person.

     N/A
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     34.0%
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(14) Type of reporting person (see instructions).

     IA
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Page 4 of 7 Pages

CUSIP No. 222892101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Cleveland, Russell
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    AF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    US
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        N/A

    (8) Shared voting power:
        7,634,400

    (9) Sole dispositive power:
        N/A

    (10) Shared dispositive power:
         7,634,400

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     7,634,400
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     34.0%
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(14) Type of reporting person (see instructions).

     IN
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Page 5 of 7 Pages

Item 1. Security and Issuer.

           This statement relates to the Common Stock ("Common Shares") of Cover-All Technologies, Inc. ("Cover-All" or the "Company"). The principal executive offices of the Company are located at 18-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2. Identity and Background.

          (a) US Special Opportunities Trust PLC ("USO")
              Renaissance US Growth Investment Trust PLC ("R US")
              RENN Capital Group, Inc. ("RENN")
              Russell Cleveland


          (b) 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas
              75206.


          (c) USO and R US are investment trusts organized in England and Wales; RENN is a registered investment adviser; Russell Cleveland is president and CEO of RENN and serves on the board of directors of Cover-All.

          (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) RENN is a registered investment adviser under the Investment Advisers Act of 1940 (the "Act"). The Securities and Exchange Commission (the "SEC") initiated an administrative proceeding against RENN relating to its advisory contract with one of its advisory clients, a business development company ("BDC"). In the administrative proceeding, the SEC found that, under the advisory contract, RENN willfully violated Section 205(a) of the Act, which prohibits an investment adviser from entering into an advisory contract with a BDC that provides for performance-based compensation, unless the contract provides for performance-based compensation that does not exceed 20% of the realized capital gains upon the funds of the BDC over a specified period or as of definitive dates. The SEC found that, pursuant to the advisory contract, for the fiscal years 1996 through 2003, RENN received performance-based compensation greater than that permitted under
              Section 205(B)(3) of the Act.

              Pursuant to an administrative proceeding, on December 1, 2005, the SEC ordered that, among other things, RENN (i) cease and desist from committing any violations of Section 205(a) of the Act and Sections 34(b) and 20(a) of the Investment Company Act and Rule 20a-1 thereunder; (ii) pay disgorgement fees in the amount of $2,851,362 plus prejudgment interest of $924,509; and (iii) within ten days of the final disgorgement payment, pay a civil money penalty in the amount of $100,000.
              Without admitting or denying the SEC's allegations, RENN Capital consented to the entry of an order instituting administrative and cease-and-desist proceedings, making findings, and imposing remedial sanctions and a cease-and desist order imposing the penalties and sanctions set forth therein.


          (f) USO and R US - England and Wales; RENN - Texas; Russell Cleveland - USA

Item 3. Source and Amount of Funds or Other Consideration.

           The total amount of funds required by each of USO and R US to acquire the securities reported herein was $1.14 million. The source of such funds was the working capital of USO and R US.

Item 4. Purpose of Transaction.

           USO and R US acquired the Common Shares herein in the ordinary course of business for investment purposes. Russell Cleveland serves on the Board of Directors of the Company.

           Persons associated with RENN may participate in discussions with management or third parties in which they may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

           Associates of RENN continue to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as the investment objectives of USO and R US. Depending on such assessments, additional securities may be acquired or it may be determined to sell or otherwise dispose of some or all of its holding of securities.

           Other than as described above, there are no present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this
           Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a) USO holds 3,817,200 shares of the Common Stock of the Company which is 19.4% of the outstanding shares of the Company. This includes 997,865 shares of common stock, 2,719,335 shares of common stock issuance upon the conversion of debentures and warrants to purchase 100,000 shares of common stock at a weighted average exercise price of $0.285 per share. R US holds 3,817,200 shares of the Common Stock of the Company which is 19.4% of the outstanding shares of the Company. This includes 997,865 shares of common stock, 2,719,335 shares of common stock issuance upon the conversion of debentures and warrants to purchase 100,000 shares of common stock at a weighted average exercise price of $0.285 per share. RENN and Russell Cleveland each beneficially own the shares held by each of USO and R US (7,634,400 shares or 34.0% of the outstanding shares).

          (b) USO and R US each share voting and dispoitory power over their respective 3,817,200 shares of the Common Stock with RENN.

          (c) none

          (d) n/a

          (e) n/a

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None

Item 7. Material to be Filed as Exhibits.

           N/A

Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      US Special Opportunities Trust PLC

Date: 02/14/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President, RENN Capital
                                             Group, Inc., Investment Adviser


                                      Renaissance US Growth Investment Trust PLC

Date: 02/14/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President, RENN Capital
                                             Group, Inc., Investment Adviser


                                      RENN Capital Group, Inc.

Date: 02/14/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland
                                      Title: President


Date: 02/14/2007                      /s/ Russell Cleveland
                                      Name:  Russell Cleveland

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 7 of 7 Pages